Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickTownsend.com

February 23, 2012	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatricktownsend.com

VIA EDGAR, E-Mail and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention:	Michael R. Clampitt, Senior Counsel

Re:	United Community Banks, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2011
File No. 333-174420
Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-175226

Dear Mr. Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide the below responses to the Staff’s comment letter to the Company dated September 29, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-174420) that the Company originally filed with the Commission on May 23, 2011, and that it amended by filing Amendment No. 1 on June 30, 2011 and Amendment No. 2 on August 10, 2011 (as so amended, the “Elm Ridge Resale Registration Statement”), and Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 9, 2011 (File No. 001-35095).  In addition, information is provided below to clarify the Company’s response to oral conversations with the Staff relating to the Company’s Registration Statement on Form S-1 (File No. 333-175226) that the Company filed with the Commission on June 29, 2011 (the “Recapitalization Resale Registration Statement”).

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us or the Company in the response below refer to United Community Banks, Inc.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Securities and Exchange Commission
February 23, 2012

Form S-1 /A filed August 10, 2011

Prospectus Cover Page

1.	We note your response to comment 1 in our letter dated August 30, 2011. We will review the revised disclosure at the time the amended Form S-1 is filed.

Response:

The revised disclosure described in our response to comment 1 in your letter dated August 30, 2011 has been made in Amendment No. 3 to the Elm Ridge Resale Registration Statement (the “Amendment”) filed today via Edgar.  That and all other revisions made in the Amendment are shown in the redlined draft that we have sent to the Staff by e-mail to facilitate your review.

2.
We note your response to comment 2 in our letter dated August 30, 2011. Please inquire as to whether the selling shareholders intend to have the securities quoted on the OTCBB or listed on an exchange. If the selling shareholders do not intend to have the securities quoted on the OTCBB or listed on an exchange, please remove the reference to the securities being sold at market or privately negotiated prices.

Response:

The selling shareholders do not intend to have the securities quoted on the OTCBB or listed on an exchange. The requested revision has been made in the Amendment.

Exhibit 8

3.
We note your response to comment 3 in our letter dated August 30, 2011. Please file as an exhibit to the registration statement a tax opinion that addresses the Section 382 tax matters. Refer to Item 601(b)(8) of Regulation S-K.

Response:

The requested exhibit has been filed with the Amendment.

Form S-1 filed June 29, 2011

Prospectus Cover Page

            In addition, the Staff stated orally to us that the Recapitalization Resale Registration Statement needed to be revised to clarify that the shares of the Company’s non-voting common stock registered on such registration statement, which is convertible into shares of the Company’s common stock, could not be sold at privately negotiated prices absent an existing market for such shares.  The requested revision has been in Amendment No. 1 to the Recapitalization Resale Registration Statement filed today via Edgar.

Securities and Exchange Commission
February 23, 2012

* * * * *

           Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:	Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Sonny MacArthur, Porter Keadle Moore, LLC